SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SAUER-DANFOSS INC.

(Name of Subject Company)

SAUER-DANFOSS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804137107
(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010
(515) 239-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 15, 2013 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) not already owned by Danfoss and its subsidiaries at a price per Share equal to $58.50 net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2013 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1.  Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule 14D-9.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(K)	Danfoss Tender Offer—Frequently Asked Questions, published internally on March 21, 2013 for employees of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAUER-DANFOSS INC.

	By:	/s/ Kenneth D. McCuskey
	Name:	Kenneth D. McCuskey
	Title:	Vice President and Chief Accounting Officer

Dated: March 21, 2013